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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Spark Networks, Inc.
(Name of Issuer)
Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)
84651P100
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	100394103

1	NAMES OF REPORTING PERSONS North Run Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,318,525**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,318,525**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,318,525**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.42%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4.

CUSIP No.	100394103

1	NAMES OF REPORTING PERSONS North Run GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,318,525**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,318,525**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,318,525**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.42%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4.

CUSIP No.	100394103

1	NAMES OF REPORTING PERSONS North Run Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,318,525**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,318,525**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,318,525**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.42%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4.

CUSIP No.	100394103

1	NAMES OF REPORTING PERSONS Todd B. Hammer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,318,525**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,318,525**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,318,525**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.42%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4.

CUSIP No.	100394103

1	NAMES OF REPORTING PERSONS Thomas B. Ellis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,318,525**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,318,525**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,318,525**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.42%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4.

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis. Todd B. Hammer and Thomas B. Ellis are the principals and sole members and limited partners, as applicable, of North Run, the GP and the Investment Manager. North Run is the general partner for both the GP and the Investment Manager. The GP is the general partner of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Island exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Island exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13G relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Spark Networks, Inc., a Delaware corporation (the “Issuer”) held by the Master Fund.

Item 1(a)	Name of Issuer.
Spark Networks, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
8383 Wilshire Blvd
Suite 800
Beverly Hills, CA 90211

Item 2(a)	Name of Person Filing.
(1)	North Run Capital, LP

(2)	North Run GP, LP

(3)	North Run Advisors, LLC

(4)	Todd B. Hammer

(5)	Thomas B. Ellis

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
For all Filers:
One International Place, Suite 2401
Boston, MA 02110
(617) 310-6130

Item 2(c)	Citizenship or Place of Organization.
(1)	North Run Capital, LP is a Delaware limited partnership.

(2)	North Run GP, LP is a Delaware limited partnership

(3)	North Run Advisors, LLC is a Delaware limited liability company.

(4)	Todd B. Hammer is a U.S. citizen.

(5)	Thomas B. Ellis is a U.S. citizen.

Item 2(d)	Title of Class of Securities.
Common stock, par value $0.001 per share.

Item 2(e)	CUSIP Number.
84651P100

Item 3	If this statement is filed pursuant to §§ 240.13D-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Item 4	Ownership.
(a)	North Run, the GP, the Investment Manager, Todd B. Hammer, and Thomas B. Ellis may be deemed the beneficial owners of 1,318,525 shares of Common Stock.

(b)
North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 6.42% of the outstanding shares of Common Stock. This percentage was determined by dividing 1,318,525 by 20,541,544, which is the number of shares of Common Stock outstanding as of November 13, 2008, according to the Issuer’s Form 10-Q filed on November 13, 2008 with the Securities Exchange Commission, as updated by the Issuer’s current report on Form 8-K filed on November 24, 2008 with the Commission.

(c)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis have the shared power to vote and dispose of the 1,318,525 shares of Common Stock beneficially owned.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Investors in the Funds identified in the introduction hereto have an indirect interest in dividends and/or sale proceeds of the Common Stock held by the Master Fund. The Reporting Persons do not know of any single investor with an interest, directly or indirectly, of more than 5% of the Common Stock.

Item 10	Certification.

By signing below, each Reporting Person certifies that, to the best of such Reporting Persons’ knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement, dated February 17, 2009, between North Run, GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 17, 2009

NORTH RUN CAPITAL, LP
By:	North Run Advisors, LLC its general partner

By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and
By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN GP, LP
By:	North Run Advisors, LLC its general partner

By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and
By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN ADVISORS, LLC
By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and
By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

/s/ Thomas B. Ellis
Thomas B. Ellis

/s/ Todd B. Hammer
Todd B. Hammer

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated February 17, 2009, between North Run, GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.